

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2024

Xia Liu
Chief Financial Officer
WEC Energy Group, Inc.
231 West Michigan Street
Milwaukee, WI 53201

> **Re: WEC Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 001-01245**

Dear Xia Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation